March 20, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	KB Financial Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2011 filed April 30, 2012
Response dated November 2, 2012
File No. 000-53445

Dear Ms. Hayes:

Reference is made to your letter dated March 7, 2013 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response letter dated November 2, 2012 (the “First Response Letter”) to the Staff’s comment letter dated September 27, 2012 relating to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012 (the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012 (the “Form 6-K” and, together with the Annual Report, the “Reports”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Suzanne Hayes

Securities and Exchange Commission, p. 2

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 3D. Risk Factors, page 10

“Our business may be materially and adversely affected by legal claims…,” page 20

1.	Regarding your response to prior comment 1, please advise us whether you consider any of the legal proceedings pending during the 2011 fiscal year “sufficiently material” as to warrant detailed disclosure in the risk factor section of the filing. If so, please provide us with a draft of your disclosure as it would have appeared in your 2011 Form 20-F, with a view towards providing similar disclosure in future filings. If not, please explain why you believe that none of the legal proceedings discussed in your 2011 Form 20-F were sufficiently material.

The Company believes that, among the legal proceedings discussed in Item 8A of the Annual Report, the lawsuits filed by Koomin Bank’s customers as described on page 155 (alleging that Kookmin Bank should return the mortgage registration expenses paid by such customers under mortgage loan agreements that did not reflect the amendments instituted by the Korea Fair Trade Commission) would constitute legal proceedings that are sufficiently material as to warrant detailed disclosure in the risk factor section of the Annual Report, in light of the difficulty faced by the Company in assessing its maximum potential exposure and ultimate adverse impact from such lawsuits with any degree of certainty when considering (i) additional lawsuits that may be filed against Kookmin Bank with respect to its mortgage loans (particularly if some or all of the pending lawsuits are decided against Kookmin Bank) and (ii) the importance of mortgage lending to the Company’s overall business and results of operations.

Based on the above, a revised draft of the relevant risk factor in the Annual Report for fiscal year 2011 would read as follows:

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

We are subject to the risk of legal claims and regulatory actions in the ordinary course of our business, which may expose us to substantial monetary damages and legal costs, injunctive relief, criminal and civil penalties and regulatory restrictions on our operations, as well as significant reputational harm. In particular, in connection with certain amendments to standard loan policy conditions for mortgage loan agreements that were instituted by the Korea Fair Trade Commission in January 2008 (which require banks to be responsible for the payment of mortgage registration expenses when issuing mortgage loans and which were upheld by the Supreme Court of Korea in August 2010), a number of Kookmin Bank’s customers have filed lawsuits in recent years seeking the return of mortgage registration expenses paid by such customers. See “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings.” ~~The~~We are unable to predict the outcome of these and other lawsuits and regulatory actions, and the total amount in dispute in these actions may increase during the course of litigation. Furthermore, adverse final decisions or resolutions in such actions could encourage other parties to bring similar claims and actions against us. Accordingly, the outcome of current and future legal claims and regulatory actions, ~~which we cannot predict~~particularly those (such as the lawsuits seeking repayment of mortgage registration expenses) for which it is difficult to assess the maximum potential exposure or the ultimate adverse impact with any degree of certainty, may materially and adversely impact our business if such claims and actions are determined against us.

Suzanne Hayes

Securities and Exchange Commission, p. 3

In response to the Staff’s comment, the Company will update its disclosure in this risk factor in future filings, beginning with its next annual report on Form 20-F, to reflect the substance of the revised disclosure set forth above.

Retail Banking, page 38

Mortgage and Home Equity Lending, page 39

2.	We note your response to prior comment 2. In addition to providing a cross-reference to the applicable regulations, please provide proposed disclosure to be included in future filings that clarifies what changes you have made to your mortgage loan guidelines, as requested in our original comment. For example, your revised disclosure should indicate whether your maximum loan-to-value ratios have decreased in response to the regulations cited in your response.

In response to the Staff’s comment, the Company will update the relevant disclosure in its future filings to clarify material changes the Company has made to its mortgage loan guidelines during the periods leading up to such filings. Based on the current status of the Company’s mortgage loan guidelines, the Company plans to revise the relevant disclosure as follows, absent any changes in such guidelines prior to the filing of its next annual report on Form 20-F:

As of December 31, 2012, [    ]% of our mortgage loans were secured by residential property which is the subject of the loan, [    ]% of our mortgage loans were guaranteed by the Housing Finance Credit Guarantee Fund, a government housing-related entity, and the remaining [    ]% of our mortgage loans, contrary to general practices in the United States, were unsecured (although the use of proceeds from these loans are restricted for the purpose of financing home purchases and some of these loans were guaranteed by a third party). One reason that a relatively high percentage of our mortgage loans are unsecured is that we, along with other Korean banks, provide advance loans to borrowers for the down payment of new housing (particularly apartments) that is in the process of being built. Once construction is completed, which may take several years, these mortgage loans become secured by the new housing purchased by these borrowers. For the year ended December 31, 2012, the average initial loan-to-value ratio of our mortgage loans, which is a measure of the amount of loan exposure to the appraised value of the security collateralizing the loan, was approximately [    ]%. There are three reasons that our loan-to-value ratio is relatively lower (as is the case with other Korean banks) compared to similar ratios in other countries, such as the United States. The first reason is that housing prices are high in Korea relative to average income, so most people cannot afford to borrow an amount equal to the entire value of their collateral and make interest payments on such an amount. The second reason relates to the “jeonsae” system, through which people provide a key money deposit while residing in the property prior to its purchase. At the time of purchase, most people use the key money deposit as part of their payment and borrow the remaining amount from Korean banks, which results in a loan that will be for an amount smaller than the appraised value of the property for collateral and assessment purposes. The third reason is that Korean banks discount the appraised value of the borrower’s property for collateral and assessment purposes so that a portion of the appraised value is reserved in order to provide recourse to a renter who lives at the borrower’s property. This is in the event that the borrower’s property is seized by a creditor, and the renter is no longer able to reside at that property. See “Item 3.D. Risk Factors—Other risks relating to our business—A decline in the value of the collateral securing our loans and our inability to realize full collateral value may adversely affect our credit portfolio.” ~~As a result of~~ In response to the implementation in recent years of various government initiatives designed to curtail extension of new or refinanced loans secured by housing (as described in “—Supervision and Regulation—Principal Regulations Applicable to Banks—Recent Regulations Relating to Retail Household Loans”), we have ~~also~~ tightened our mortgage loan guidelines, principally by decreasing our maximum loan-to-value ratios and borrower debt-to-income ratios in accordance with the revised limits set forth in the related regulations.

Suzanne Hayes

Securities and Exchange Commission, p. 4

Corporate Banking, page 46

Large Corporate Banking, page 48

3.	Please confirm that you will disclose the substance of your response to prior comment 3 in future filings.

The Company confirms that it will include the substance of its response to the Staff’s prior comment 3, as set forth in the First Response Letter, in future filings, beginning with its annual report on From 20-F for fiscal year 2012.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Suzanne Hayes

Securities and Exchange Commission, p. 5

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Laura Crotty
Celia Soehner
Division of Corporation Finance

Yong G. Lee
Cleary Gottlieb Steen & Hamilton LLP